ID # 244560

82-34866



05010301

4C
ies
1ts

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments



Introduced 31/3/2000.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN	Quarter ended ("current quarter")
85 061 289 218	30 June 2005

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		
1.2	Payments for (a) staff costs	(232)	(850)
	(b) advertising and marketing	-	-
	(c) research and development	(440)	(1242)
	(d) leased assets	-	-
	(e) other working capital	(159)	(673)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	19	120
1.5	GST	(18)	61
1.6	Government Grants	9	70
1.7	Other	-	96
	Net operating cash flows	(821)	(2418)

PROCESSED

AUG 10 2005

THOMSON
FINANCIAL

+ See chapter 19 for defined terms.

11/07/2005

App:

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(821)	(2418)
	Cash flows related to Investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments	25	25
	(c) intellectual property		
	(d) physical non-current assets	(22)	(74)
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (Item 5)		
	(b) equity investments	-	100
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)		
	Net investing cash flows	3	51
1.14	Total operating and investing cash flows	(818)	(2367)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	1,085
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	-	1,085
	Net increase (decrease) in cash held	(818)	(1282)
1.21	Cash at beginning of quarter/year to date	2,222	2,686
1.22	Exchange rate adjustments to item 1.20	-	
1.23	Cash at end of quarter	1404	1404

+ See chapter 19 for defined terms.

11/07/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	76
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees and Payments for Consulting at Commercial Rates

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

+ See chapter 19 for defined terms.

11/07/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	103	188
4.2 Deposits at call	1,301	2,034
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	1,404	2,222

Acquisitions and disposals of business entities

	Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1   This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2   This statement does give a true and fair view of the matters disclosed.

Sign here: ....   Date: 06/07/05
                    Company secretary

Print name: JOHN SENDZIUK

+ See chapter 19 for defined terms.

11/07/2005

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    *   6.2   - reconciliation of cash flows arising from operating activities to operating profit or loss
    *   9.2   - itemised disclosure relating to acquisitions
    *   9.4   - itemised disclosure relating to disposals
    *   12.1(a) - policy for classification of cash items
    *   12.3   - disclosure of restrictions on use of cash
    *   13.1   - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

11/07/2005

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

SOLBEC PHARMACEUTICALS LTD

ABN

85 061 289 218

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	1,500
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Fully paid share

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,000,000	Options expiring on the 9th June 2007 exercisable at $0.22 cents.
		3,000,000	Options expiring on the 9th June 2007 exercisable at $0.20 cents.
		4,000,000	Options expiring on the 16th December 2007.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

17	Policy for deciding entitlements in relation to fractions	

18   Names of countries in which the
      entity has ⁺security holders who
      will not be sent new issue
      documents

      Note: Security holders must be told how their
      entitlements are to be dealt with.

      Cross reference: rule 7.7.

19   Closing date for receipt of
      acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   [X]   Securities described in Part 1

(b)   [ ]   All other securities

   Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   [ ]   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   [ ]   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000   1 shareholder
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   [ ]   A copy of any trust deed for the additional +securities

---

+ See chapter 19 for defined terms.

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

+ See chapter 19 for defined terms.